Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated October 22, 2020

Registration No. 333-249588

Depositary Shares, Each Representing a 1/40th Interest

in a Share of Fixed Rate Non-Cumulative

Perpetual Preferred Stock, Series A

Term Sheet

October 22, 2020

Issuer:	Fulton Financial Corporation (Ticker: FULT)

Security:	Depositary shares, each representing a 1/40th interest in a share of Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Preferred Stock”)

Size:	$200,000,000 (8,000,000 depositary shares)

Over-Allotment Option:	None

Maturity:	Perpetual

Expected Ratings*:	Baa3 (Moody’s)

Liquidation Preference of Preferred Stock:	$1,000 per share (equivalent to $25.00 per depositary share)

Dividend Rate (Non-Cumulative):	5.125% per annum

Day Count Convention:	30/360

Dividend Payment Dates:	Quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, beginning on January 15, 2021.

Optional Redemption:	The Preferred Stock is perpetual and has no maturity date.

On January 15, 2026, or on any Dividend Payment Date thereafter, the Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $1,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

In addition, the Preferred Stock may be redeemed at any time at the Issuer’s option, in whole, but not in part, within 90 days following a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $1,000 per share (equivalent to $25.00 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Neither holders of Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Preferred Stock or the depositary shares.

Redemption of the Preferred Stock is subject to the Issuer’s receipt of any required prior approval from Board of Governors of the Federal Reserve (the “Federal Reserve”) and to the satisfaction of any conditions set forth in the capital adequacy rules of the Federal Reserve applicable to either the Issuer or the redemption of the Preferred Stock.

Trade Date:	October 22, 2020

Settlement Date / Date of Original Issuance:	October 29, 2020 (T+5)

Public Offering Price:	$25.00 per depositary share

Net Proceeds (before expenses) to Issuer:	$193,700,000

Listing:	The Issuer has applied to list the depositary shares on the NASDAQ Global Select Market under the symbol “FULTP.” If the application is approved, trading of the depositary shares is expected to begin within 30 days of the initial delivery of the depositary shares.

Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc. BofA Securities, Inc. Morgan Stanley & Co. LLC Piper Sandler & Co. Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC Stephens Inc.

CUSIP/ISIN:	360271 308 / US3602713089

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The underwriters expect to deliver the depositary shares to purchasers on or about October 29, 2020, which will be the fifth business day following the date of pricing of the depositary shares (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the depositary shares initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the depositary shares who wish to trade the depositary shares prior to their date of delivery should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by the Issuer. The Issuer has filed a registration statement, including a prospectus, with the Securities Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Keefe, Bruyette & Woods, A Stifel Company at 1-800-966-1559, BofA Securities, Inc. at 1-800-294-1322, Morgan Stanley & Co. LLC at 1-866-718-1649, Piper Sandler & Co. by emailing fsg-dcm@psc.com or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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